SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 001-7062
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                           NOTIFICATION OF LATE FILING

         (Check One): X  Form 10-K   __Form 11-K   __Form 20-F   __Form 10-Q
                     ---
      Form N-SAR
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                  For Period Ended:            JANUARY 31, 2001
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       Transition Report on Form 10-K           Transition Report on Form 10-Q
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       Transition Report on Form 20-F           Transition Report on Form N-SAR
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       Transition Report on Form 11-K
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             For the Transition Period Ended:
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                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    INNSUITES HOSPITALITY TRUST
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Former name if applicable
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Address of principal executive office (Street and number)
       INNSUITES HOTELS CENTRE, 1615 E. NORTHERN AVENUE, SUITE 102
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City, state and zip code    PHOENIX, AZ 85020
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date,

  X                  or the subject quarterly report or transition report on
-----                Form 10-Q, or portion thereof will be filed on or before
                     the fifth calendar day following the prescribed due date;
                     and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     SEE ATTACHED SHEET.


                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  DANIEL T. YOUNG, ESQ.             (216)                         566-5500
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       (Name)                    (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  X  Yes    No
                                                                 ---     --

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  X  Yes    No
                                                                 ---      --

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          INNSUITES HOSPITALITY TRUST
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                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date MAY 2, 2001                  By /s/ MARC E. BERG
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                                     Marc E. Berg, Executive Vice President

PART III

On May 1, 2001, the due date of the Trust's Form 10-K, the Trust successfully concluded discussions with two of its lenders with respect to the refinancing of a portion of its outstanding debt which is scheduled to mature during the fiscal year ending January 31, 2002. Those refinancings are expected to occur in the second quarter of fiscal year 2002.

The effect of these discussions on the disclosures contained in the Trust's Form 10-K, including the footnotes to the financial statements and management's discussion and analysis of financial condition and results of operations, will be material. The appropriate disclosures could not be prepared without unreasonable effort or expense prior to the May 1, 2001 due date.

As required by Exchange Act Rule 12b-25(c), also attached as an exhibit to this notification is a statement signed on behalf of the Trust's principal independent auditors confirming the reasons for the above described delay.

The Trust represents that its Annual Report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date of May 1, 2001.

PART IV (3)

The Trust's financial results for the fiscal year ended January 31, 2001 are anticipated to decline as compared to those reported on its Annual Report on Form 10-K for the fiscal year ended January 31, 2000. The Trust currently estimates that Net Loss Applicable To Common Shares will increase from $(951,811) to $(2,594,754) for the fiscal years ended January 31, 2000 and 2001, respectively, and Loss Per Share will increase from $(0.40) to $(1.12) for the same respective periods. The decline in the financial performance of the Trust is primarily due to charges to earnings resulting from a write-down for a partial impairment of a hotel asset in the amount of approximately $1,500,000, net of minority interest. The hotel asset's book value was determined not to be fully recoverable in accordance with relevant accounting standards.

May 2, 2001

Securities and Exchange Commission
Washington, D.C. 20549

Re: Commission File Number 001-7062

Dear Sirs:

We have read the applicable section of the Form 12b-25 of InnSuites Hospitality Trust and are in agreement with the statements made therein.

/s/ KPMG LLP